Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2023.

2023
As at 31 December	(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	10,765
Other reserves	(363)
Retained earnings	47,754
Total equity	60,504
Group indebtedness
Subordinated liabilities	35,903
Debt securities in issue	45,653
Total indebtedness	81,556
Total capitalisation and indebtedness	142,060
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,578
Performance guarantees, acceptances and endorsements	9,251
Total contingent liabilities	26,829
Documentary credits and other short-term trade related transactions	2,352
Standby facilities, credit lines and other commitments	335,583
Total commitments	337,935
Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended